# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oxford Lane Capital Corp., CIK 0001495222
CUSIP: MULTIPLES
Title of class of securities: Preferred Shares
Address of issuer's principal executive offices: 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001607203

## Reporting persons
- Eagle Point Credit Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,302,777; shared voting power 0; sole dispositive power 1,302,777; shared dispositive power 0; aggregate amount beneficially owned 1,302,777 (14.87% of the class)
- Thomas Philip Majewski: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,500; shared voting power 1,302,777; sole dispositive power 5,500; shared dispositive power 1,302,777; aggregate amount beneficially owned 1,308,277 (14.93% of the class)

## Item 1. Issuer
Name of issuer: Oxford Lane Capital Corp.
Address of issuer's principal executive offices: 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830

## Item 2. Person Filing
Name of person filing:
Eagle Point Credit Management LLC
Thomas Philip Majewski

This Schedule 13G is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit A by (i) Eagle Point Credit Management LLC ("EPCM"), a Delaware limited liability company, and (ii) Thomas Philip Majewski ("Mr. Majewski"), a United States citizen (the "Reporting Persons").
Address of principal business office or, if none, residence:
600 Steamboat Road, Suite 202
Greenwich, CT 06830
Citizenship: Organized in the State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Eagle Point Credit Management LLC: 1,302,777 shares
Thomas Philip Majewski: 1,308,277 shares

Collectively, the Reporting Persons may be deemed to beneficially own 1,308,277 shares of the outstanding preferred stock of Oxford Lane Capital Corp. ("Preferred Shares")
Percent of class:
Eagle Point Credit Management LLC: 14.87%
Thomas Philip Majewski: 14.93%

Collectively, the Reporting Persons may be deemed to beneficially own approximately 14.93% of the total outstanding Preferred Shares.
Sole power to vote or to direct the vote:
Eagle Point Credit Management LLC (1): 1,302,777 shares
Thomas Philip Majewski (2): 5,500 shares

(1) Eagle Point Credit Management LLC ("EPCM") acts as investment manager to certain private funds and certain separately managed accounts (collectively, the "Accounts"), which hold the Preferred Shares. Pursuant to an investment management agreement between EPCM and each Account, EPCM has discretionary investment authority and voting power with respect to the Preferred Shares held by the Accounts. Thus, EPCM could be deemed to have the sole power to vote and dispose or direct the disposition of such Preferred Shares.

(2) Mr. Majewski directly holds these Preferred Shares and thus has the sole power to vote and dispose or direct the disposition of such Preferred Shares.
Shared power to vote or to direct the vote:
Eagle Point Credit Management LLC: 0 shares
Thomas Philip Majewski (3): 1,302,777 shares

(3) As managing partner and portfolio manager for EPCM, Mr. Majewski has the ability to exercise investment discretion over the Accounts. Thus, he could be deemed to share the power to vote and dispose or direct the disposition of the Preferred Shares held by the Accounts.
Sole power to dispose or to direct the disposition:
Eagle Point Credit Management LLC (1): 1,302,777 shares
Thomas Philip Majewski (2): 5,500 shares

(1) Eagle Point Credit Management LLC ("EPCM") acts as investment manager to certain private funds and certain separately managed accounts (collectively, the "Accounts"), which hold the Preferred Shares. Pursuant to an investment management agreement between EPCM and each Account, EPCM has discretionary investment authority and voting power with respect to the Preferred Shares held by the Accounts. Thus, EPCM could be deemed to have the sole power to vote and dispose or direct the disposition of such Preferred Shares.

(2) Mr. Majewski directly holds these Preferred Shares and thus has the sole power to vote and dispose or direct the disposition of such Preferred Shares.
Shared power to dispose or to direct the disposition:
Eagle Point Credit Management LLC: 0 shares
Thomas Philip Majewski (3): 1,302,777 shares

(3) As managing partner and portfolio manager for EPCM, Mr. Majewski has the ability to exercise investment discretion over the Accounts. Thus, he could be deemed to share the power to vote and dispose or direct the disposition of the Preferred Shares held by the Accounts.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13G is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: February 12, 2026

EAGLE POINT CREDIT MANAGEMENT LLC

By: /s/ Courtney Fandrick
Name: Courtney Fandrick
Title: Chief Compliance Officer

THOMAS PHILIP MAJEWSKI

By: /s/ Thomas P. Majewski
Name: Thomas P. Majewski

All other materials which may be required to be filed as exhibits have been incorporated by reference herein.

## Signatures
- Eagle Point Credit Management LLC: /s/ Courtney Fandrick, Courtney Fandrick, Chief Compliance Officer (02/12/2026)
- Thomas Philip Majewski: /s/ Thomas P. Majewski, Thomas P. Majewski (02/12/2026)